Exhibit 4.46

English Translation for Reference Only

No. 2012 Heng Yin Gao Bao Zi No. 0210228048

Maximum Guarantee Contract

(Applicable to Unlimited Guarantee Amount Contract)

EVERGROWING BANK

Signature place: ______, China

No.

2012 Heng Yin Gao Bao Zi No.

0210228048

Maximum Guarantee Contract

Important Notes

The Guarantor shall carefully read the whole text of the contract, especially articles indicated with the mark■■. In case of any doubts, please submit them to the Creditor in time for explanations.

Guarantor: Jiangsu Xinde Asset Management Co., Ltd.

Legal representative (principal): Lu Tingxiu

Certificate type:_________Certificate No.:

Legal (household register) address: No.6, Shuige Road, Jiangning Economic & Technological Development Zone

Correspondence address: the same as above______________________Post code:

Contact Tel:

Creditor: Nanjing Branch of Evergrowing Bank Co., Ltd.

Principal: Yang Qiang

Correspondence address: No. 188, Changjiang Road_______Post code: 210018

Contact Tel: 025-86807639___________________________ Fax:

Whereas: the Creditor has provided or will provide a series of credit granting to (hereinafter referred to as “the Debtor”) to China Sunergy (Nanjing) Co., Ltd., in order to guarantee enforcement of claims of the Creditor to the Debtor on the basis of this credit granting, the Guarantor is wiling to provide maximum amount of Guarantee guaranty.

To define rights and obligations of both parties, on the basis of related laws and regulations such as Contract Law of the People’s Republic of China and Guaranty Law of the People’s Republic of China, the Guarantor and the Creditor hereby conclude this contract through negotiation on the basis of willingness and equality.

Article 1 Principal Claim Guaranteed

The Guarantor provides maximum amount of Guarantee for the claims under all credit granting business contracts (hereinafter referred to as “Master Contract”) the Creditor and the Debtor executed in the period from February 28, 2012 to February 28, 2013 for the purpose of comprehensive credit granting from the Creditor to the Debtor for purchasing raw materials.

The currency type, principal amount and interest rate of Creditor’s claim, term of debts of the Debtor, etc are subject to provisions of master contract.

Article 2 Maximum Claim Principal of Guarantee

The maximum balance of principal claim guaranteed by the Guarantor hereunder is (currency type and amount in capital) Renminbi one hundred and ten million yuan only.

“Principal” refers to debt principal incurred when the Debtor transacts business, including but not limited to loan principal of domestic and foreign currency which the Debtor shall pay off, trade financing principal, bank acceptance payment, note discount fund, advances under letter of credit, debt principal the Creditor assumes the responsibility of guaranty for the Debtor, etc.

Article 3 Scope of Guarantee

The scope of Guarantee shall be principal and interest, compound interest, interest penalty, default fine, compensation for damage and expenses for enforcing claim. The expenses for enforcing claim include but are not limited to collection fee, lawsuit fee (or arbitration fee), maintenance cost, announcement fee, execution fee, attorney fee, business trip fee and other expenses.

Article 4 Form of Guarantee

The Guarantee hereunder represents a joint and several liability.

Article 5 Debt

5.1	When any of following events happens, the Creditor may directly propose all claims under master contract to the Guarantor:

(1)	The last principal claim under master contract is matured;

(2)	The Creditor and the Guarantor are declared bankrupt or cancelled;

(3)	Other circumstances the Creditor thinks it may enforce claim.

5.2	The principal claim incurred before the Creditor proposes claims to the Guarantor on the basis of Article 5.1 hereunder and on that very day, and interest, compounded interest, interest penalty, and expenses the Creditor enforces claims and other related expenses incurred consecutively until the Guarantor assumes responsibility shall be all deemed in the scope of contract guaranty.

The occurrence of principal claim refers to the Creditor issuing loans, financing fund or opening bank acceptance, letter of credit (including domestic letter of credit ) or security bond (including standby letter of credit), etc.

Article 6 Term of Guarantee

6.1	Term of Guarantee is respectively calculated on the basis of the term of debts stipulated by every master contract. The term of Guarantee under opening bank acceptance, letter of credit and security bond shall be calculated on the basis of the date of advances by the Creditor.

6.2	The term of Guarantee under every master contract is: from maturity date of debts stipulated by that master contract (or the date of advances by the Creditor) to two years after maturity date of debts stipulated by the master contract which is finally matured among all master contracts (or the date of advances by the Creditor).

6.3	Where master contract stipulates the Debtor may perform debts by stages, the term of Guarantee of debts at every stage under that master contract shall be calculated respectively, from maturity date of debts at that stage (or the date of advances by the Creditor) to two years after maturity date of debts at the last stage under that contract (or the date of advances by Creditor).

6.4	Where the Creditor announces the debts under any master contract are matured earlier, the earlier maturity date announced by the Creditor shall be maturity date of debts.

■■Article 7 Representations and Warranties of Guarantor

7.1	Where the Guarantor is not natural person, the Guarantor shall be established by law and existing legally, have all necessary capacity for rights and could perform obligations hereof and assume civil responsibility individually.

7.2	Where the Guarantor is natural person, the Guarantor shall have capacity for civil rights and full civil capacity and could perform duties hereof and assume civil responsibility individually.

7.3	All documents, data and information the Guarantor provides the Creditor with shall be true, complete and effective.

7.4	Signature and performance of the contract are true declaration of the intention of the Guarantor and must pass through all necessary agreement, approval and authorization and have no flaw in any law.

7.5	When the contract is signed, the Creditor is not or is not willing to become shareholder of the Guarantor or “Actual Controller” defined by Company Law, or, if the Debtor is shareholder of the Guarantor or “Actual Controller” defined by Company Law, the Guarantor has provided resolution of the board of shareholders (or shareholder meeting) about offering for security which confirms to provisions of the lender.

■■Article 8 Obligations of Guarantor

8.1	When the Debtor does not pay back all or part of loans, financing principal, advances of Creditor or related interest under any master contract in full timely, the Guarantor shall pay all due payables of the Debtor to the Creditor immediately and unconditionally.

8.2	The Guarantor shall assist the Creditor in supervision and examination of operational status and financial status (if the Guarantor is not natural person)/income and credit circumstance ( if the Guarantor is natural person), and timely provide all financial statements, other information and data at the request of the Creditor, and guarantee the provided data, documents and information are true, complete, correct and effective.

8.3	Before claims under all master contracts are all paid off, when the Guarantor is in any of following items, it shall notify the Creditor in writing at least 30 days in advance and must not take following actions without a written approval of the Creditor:

(1)	Disposing important assets, all or most of assets by leasing, lending, sales, transfer, bestowal, mortgage, pledge or other way;

(2)	Ownership organization or operation system takes major change, including but not limited to implementation of joint operation, leasing, contract, reform of shareholding co-operative system, reform of corporate system, enterprise sales, consolidation (merger), separation, establishment of branch, joint venture (cooperation), transfer of property rights, capital reduction, etc.

8.4	When any of following items may happen or happens, the Guarantor shall notify the Creditor in writing within 7 days:

(1)	Modification of articles of association, change of items of industry & commerce registration, such as enterprise name, legal representative, address, correspondence address or business scope;

(2)	The Creditor may apply or has applied or plans to apply for bankruptcy;

(3)	Involving major lawsuit, arbitration or administrative measures;

(4)	Property preservation or other compulsory measures have been taken to main assets;

(5)	Suspended production, closing business, shutout for consolidation, dissolution, being cancelled or business license being suspended;

(6)	The Guarantor or its legal representative, principal, main managerial staff violates or gets involved with violations against laws, regulations or applicable rules of the exchange;

(7)	The Guarantor provides guaranty to the third party and therefore it has significant negative influence on its operational status, financial status or capacity of performing obligations hereunder;

(8)	Signing contracts which have significant influence on its operational status and financial status;

(9)	Making decisions which have significant influence on finance and personnel;

(10)	Operation runs into difficulty seriously, financial status worsens or other events which have negative influence on operational status, financial status or solvency or economic status of the Guarantor happen;

(11)	If the Guarantor is natural person, the work and income of the Guarantor take important change or contact information like residence is altered.

8.5	Where there is real security for master contract provided by the Debtor or the third party at the same time, the Guarantor agrees: the Creditor is entitled to decide the order of exercising rights by itself and the Debtor is entitled to require the Guarantor to pay all due payables of the Debtor immediately under the condition it does not exercising real right for security in advance; where the Creditor waives or alters real right for security or its right syn-position, the Guarantor shall not be exempted from any responsibility and still assumes responsibility of Guarantee according to provisions hereunder.

8.6	Before all claims of the Creditor under all master contracts are paid off in full, the Guarantor does not exercise right of recourse it has due to performance of the contract to the Debtor or other guarantor.

8.7	Before all claims of the Creditor under all master contracts are paid off in full, if the Debtor becomes shareholder of the Guarantor or actual controller, the Guarantor would immediately notify the Creditor and provide resolution of the board of shareholders (or shareholder meeting) about offering for security.

■■Article 9 Agreements on Deduction

9.1	The Guarantor authorizes, when the Debtor or the Guarantor has debts payable, the Creditor shall be entitled to deduct the fund of any account opened in Evergrowing Bank for satisfaction. Under this article the authorization is irrevocable.

9.2	The deducted fund is used for satisfying following items in order:

(1)	Due and unpaid expenses;

(2)	Due and unpaid interest, compounded interest, interest penalty, default fine, and compensation for damage.

(3)	Due and unpaid debt principal.

9.3	Where the currency of deducted fund is different from that of debts needed to be compensated for, the amount of debts shall be converted and compensated for on the basis of exchange rate released by Evergrowing Bank when the fund is deducted.

9.4	After deduction, the Creditor shall notify the Guarantor of account No. related to deduction, master contract No., Facility Application No., contract No., deducted amount and outstanding debts.

Article 10 Dispute Resolution

Disputes hereunder shall be filed to the court which has jurisdiction right in the residence of the Creditor. During the period of disputes, every party shall still continue to perform articles not involved with disputes.

■■Article 11 Independence of Contract Effectiveness

The effectiveness hereof is independent from master contract. When master contract or its related articles are invalid, it does not affect effectiveness of this contract. The Guarantor shall assume joint and several liability in respect of restitution responsibility or compensation responsibility of the Debtor after master contract is invalid.

Article 12 Miscellaneous

12.1	The Guarantor has carefully read master contract and confirmed all articles.

12.2	■■When the Guarantor dodges supervision of Creditor, defaults guaranteed debts, viciously dodges and invalidate debts, etc, the Creditor shall be entitled to report this kind of action to related unit and announce it in news media.

12.3	The Creditor does not bear any obligation of providing credit granting to the Debtor due to the contract.

12.4	The contract shall take effect from the date all following conditions are met: (1) if the Guarantor is natural person, the Guarantor signs it; if the Guarantor is not natural person, legal representative (principal) or authorized representative of the Guarantor signs (seals) it and annexes an official seal; (2) principal or authorized representative of the Creditor signs (seals) it and annexes a unit seal.

12.5	The original text of the contract shall be in three original copies, the Guarantor, the Creditor and the Debtor shall hold one respectively.

Article 13 Other Provisions

(No text below in the page)

The Guarantor has read through foregoing articles and the Creditor has make related explanations at the request of the Guarantor who has no objection to all content.

Guarantor (official seal/signature)	Creditor (unit/seal)

/seal/ Jiangsu Xinde Asset Management Co., Ltd.	/seal/ Nanjing Branch of Evergrowing Bank Co., Ltd.

Legal representative (principal) or authorized representative	Principal or authorized representative
(signature or seal)	(signature or seal)

/seal/ Lu Tingxiu	/seal/ Yang Qiang

Signature date: February 28, 2012	Signature date: February 28, 2012